EXHIBIT 99.44


                                 PRESS RELEASE


                   BANRO REPORTS INITIAL RESOURCE AT TWANGIZA


Toronto, Canada - September 16, 2003 - Banro Corporation ( TSX -V Symbol "YBE") ( the "Company") is pleased to report the TSX Venture Exchange has accepted for filing a current resource estimate for the Company's wholly owned Twangiza Deposit located within the 930 square kilometer Twangiza property in the South Kivu area of the Democratic Republic of the Congo ( the "DRC"). Pursuant to Exchange requirements, the resource report was prepared to National Instrument 43-101 standards by CME Consulting Ltd. of Richmond, BC, Canada under the supervision of Mr. Christopher O. Naas, P. Geo, an independent qualified person as defined by NI 43-101. The full report can be viewed in the Banro file at www.sedar.com.


In summary, at a 0.5 g/t Au cutoff, the Twangiza deposit has the following:


                                [GRAPHIC OMITTED]


Total measured and indicated: 2,576,000 oz gold. Total Inferred: 1,664,000 oz gold.

Resource classifications in the table below conform to the CIM Standards on Mineral Resources and Reserves as required by National Instrument 43-101.
Mineral resources that are not reserves do not have demonstrated economic viability. Contained ounces represent metal in the ground and have not been adjusted for metallurgical recoveries. Conversion factor used to convert g/t to troy ounces is 31 grams =1 troy ounce.


VARIOUS CUT OFF GRADES OF 2003 TWANGIZA DEPOSIT RESOURCE ESTIMATE

=======================================================================================================================
Zone      Cutoff        Measured        Indicated        Measured + Indicated Tonnes              Inferred
          Grade     Tonnes     Au     Tonnes     Au      Tonnes     Au     Contained     Tonnes      Au    Contained
                               g/t               g/t                g/t      Ounces                  g/t     Ounces
=======================================================================================================================
OXIDE     0.5      1,904,000  3.65   4,053,000   2.94   5,957,000   3.17    609,151      3,497,000   2.62    295,553
          1.0      1,849,000  3.73   3,936,000   3.00   5,785,000   3.24    604,626      3,031,000   2.94    287,456
          2.0      1,531,000  4.19   2,516,000   3.86   4,047,000   3.98    519,583      2,019,000   3.62    235,767

SULPHIDE  0.5        958,000  1.65  47,447,000   1.25  48,405,000   1.26  1,967,429     35,659,000   1.19    1,368,845
          1.0        752,000  1.89  23,849,000   1.78  24,601,000   1.78  1,412,574     16,211,000   1.71      894,220
          2.0        251,000  3.08   6,475,000   2.81   6,726,000   2.81    609,679      4,195,000   2.60      351,839

=======================================================================================================================

The Twangiza property is located in the northern half of the Great Lakes sub-province of High Africa, one of the world's principal Precambrian orogenic-metallogenic provinces. Prior to the Company's involvement, the Twangiza property had been subject to extensive exploration activities that included over 8,200 metres of trenching, 12,000 metres of adits on seven levels and the collection of over 17,000 samples. In 1996, the Company acquired control of the Twangiza property and, in the following year, undertook an exploration program of geological mapping, surveying, data verification, airborne geophysical surveying, diamond drilling and resource modeling that was completed in 1998. Work included 10,490 line-kilometres of airborne geophysics, 2,161 surface samples, 1,613 adit samples from 16 adits, 8,577 drill core samples from 9,122 metres of diamond drilling and 162 density tests. All work conducted during this program was undertaken by CME & Company, an independent third party as defined by NI 43-101.

All fieldwork undertaken during Banro's 1997-1998 exploration program was completed prior to the implementation of NI 43-101, but has been determined by CME Consulting Ltd. to be compliant with the instrument. The mineral resource study completed in 1998 was updated by CME Consulting Ltd. to conform to the reporting standards of NI 43-101.

The airborne magnetic survey identified a number of magnetic anomalies north and south of the deposit coincident with gold showings located during the mapping program that covered known showings and/or artisan workings over a 38 square kilometre area along the Twangiza trend. Grab samples ranged from background to
54.79 g/t Au and channel samples from background to 15.43 g/t Au over 2 metres.

With the implementation of the Transitional Government, stability has begun to return to the regions of the Company's properties. Discussions are currently underway with DRC officials on the logistics for resuming an exploration program on Twangiza and the Company's three other projects, Kamituga, Lugushwa and Namoya. Recommended future work will consist of detailed and regional geological mapping and rock sampling; soil geochemical, topographic and ground geophysical surveys; and diamond drilling of the priority targets.

Background Information
----------------------

Geology and Mineralization
--------------------------

The Twangiza deposit is comprised of a relatively unaltered, folded sedimentary sequence of mudstone, siltstone and greywacke intruded by an intercalated sequence of altered intrusive sills. The intrusive sills have been mapped as two different phases, a mafic porphyry phase and a feldspar porphyry phase.

During folding, the anticlinal structure that is host to the deposit was fractured perpendicular to bedding and along the anticline axis with the maximum intensity within the axial plane zone. At the same time east-west trending left-lateral faults dissected the anticline into larger blocks with variable vertical and horizontal throws. Ascending hydrothermal fluids were influenced by the east-west faults and bedding planes. As a result, auriferous zones occur as crescentshaped sheets or lenses of mineralization located preferentially in the upper side of the sills, prominently at the anticline axes, which are in turn crosscut by mineralized veins or veinlets.

Gold occurs intimately with sulphide mineralization in albite-ankerite and dolomite-quartz veins and with disseminated sulphides mainly in the albite-altered sills, but also in the sediments. Intersections range from less than one metre at 3.07 g/t Au to 197 m of 3.49 g/t Au

Sampling Preparation and Analysis
---------------------------------

All samples collected were prepared on-site at CME & Company's on-site Prep Lab prior to shipment to Acme Analytical Laboratories Ltd. of Vancouver, Canada, an independent ISO9002 analytical lab.

The samples were dried at 60 to 80(degree) C and passed through the roller-bearing jaw crusher two times to assure a consistent particle size of less than 5 millimetres. Crushed samples were then passed through a Jones splitter until a 400 to 500 gram split was obtained. Sample splits were packaged in paper envelopes and sealed in plastic bags in batches of 20 to 25 for shipping. Reject portions of each sample were clearly marked and stored within the security of the Prep Lab. Crusher and splitter equipment were cleaned between each sample processing by the use of an air compressor. All sample preparation work was managed by a Certified British Columbia Assayer who was independent of the Company.

All samples were analyzed at Acme Labs for gold by 1 AT fire assay and for 30 elements by ICP. Multi-elements were determined from a 0.50 gram sample by ICP-ES (Induced Coupled Plasma-Emission Spectrometer) analysis after digestion in a hydrochloric-nitric acid solution and are reported in parts per million
(ppm) or percent (%).

Selected samples were also sent to Gold Fields Laboratory of Johannesburg, South Africa and ITS of Vancouver, Canada for verification testing.

1998 Resource Study
-------------------

The 1998 resource study by the independent consulting firm, CME Consulting Ltd., created a three-dimensional geological model based on the geological controls defined by the 19971998 exploration program. The resource was based on all pertinent exploration data including adit, trench, and drilling samples. The mineralized zone, which is spatially associated with the anticlinal axis, is divided into an oxide and sulphide zone. The oxide-sulphide boundary was modeled from data derived from the drill holes plus digitized historical data from adit mapping. This data was combined into a three dimensional surface with faulting interpreted based on the profiles from the adit mapping. The model was extended 50 metres down-dip from the drill holes and is extended beyond the end member sections by half the section spacing along strike.

The block model was constrained three dimensionally by the geological model. Densities were determined based on data taken from the 1997-1998 exploration program and were assigned to each rock type.

The block size was 20 metres by 20 metres by 20 metres, being approximately half of the sample spacing for the majority of the deposit, as represented by the drill holes. Grade of the blocks within the constraining geological model were estimated using ordinary or lognormal kriging with a variety of search radii as determined by variogram calculations. Measured resources are those blocks where adit spacing, both horizontal and vertical is 30 metres or less. Indicated resources for the oxide deposit are defined by a search radius of 30 metres and a minimum 50 sample points while the sulphide deposit is defined by a search radius of less than 60 metres and at least 30 sample points. Inferred resources are those remaining blocks within the interpreted geological model.

2003 Resource Study
-------------------

In 2003 the resource estimate was updated by CME Consulting Ltd. to ensure compliance with the standards of NI 43-101 and to estimate the effects of artisan mining of portions of the oxide resource during the intervening period.

To determine the extent of the artisan mining, high resolution satellite imagery of the deposit area, supplemented with the original survey data and photographs taken by Banro's representatives during a site visit in March 2003, was used to estimate the volume of oxide mineralization removed by the artisan miners. The 2003 resources were estimated by determining the location and volume of the removed material and constructing new 3D shapes

The revised 3D shapes for the oxide zone only, were incorporated into a new block model of block dimension 5x5x5 metres. A reduced block size from that used in the 1998 resource study was used to give better volume accuracy for the detail now required of the model. No change was made to the original distribution of block grade or resource category during the reduction in block size.

Mr. Christopher O. Naas, P. Geo, a qualified person as defined by National Instrument 43-101, has reviewed the technical information in this press release.

For further information please visit our website at www.banro.com or contact:

Arnold T. Kondrat
Executive Vice-President

Tel: (416) 366-2221

BANRO CORPORATION is a Canadian-based gold exploration company focused on the development of its wholly owned properties in the South Kivu and Maniema provinces of the Democratic Republic of the Congo.


The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this press release.